Exhibit 12

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
(Dollars in millions)	2011	2010
Fixed Charges:
Interest expense[1]	$331	$378
Interest capitalized	11	9
One-third of rents[2]	75	72

Total fixed charges	$417	$459

Earnings:
Income before income taxes	$3,709	$3,085

Fixed charges per above	417	459
Less: capitalized interest	(11)	(9)

	406	450

Amortization of interest capitalized	8	8

Total earnings	$4,123	$3,543

Ratio of earnings to fixed charges	9.89	7.72

[1]

Pursuant to the guidance in the Income Taxes Topic of the FASB ASC, interest related to unrecognized tax benefits recorded was approximately $10 million and $15 million for the six months ended June 30, 2011 and 2010, respectively. The ratio of earnings to fixed charges would have been 10.13 and 7.98 for the six months ended June 30, 2011 and 2010, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.